EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the three months ended March 31, 2006

(in millions, except ratio)

Three months ended March 31	2006
Earnings:
Income from continuing operations before taxes on income	$1,002
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(19)
Fixed charges	105
Distributed income of less than 50%-owned persons	11
Amortization of capitalized interest	6

Total earnings	$1,105

Fixed Charges:
Interest expense:
Consolidated	$92
Proportionate share of 50%-owned persons	1

$93

Amount representative of the interest factor in rents:
Consolidated	$12
Proportionate share of 50%-owned persons	—

$12

Fixed charges added to earnings	$105

Interest capitalized:
Consolidated	$25
Proportionate share of 50%-owned persons	—

$25

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$130

Ratio of earnings to fixed charges	8.5

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